Mezabay International Inc.
(Formerly, Cardtrend International Inc.)
800 5th Avenue Ste. 410
Seattle, WA 98104

September 3rd, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549

RE: Cardtrend International Inc. - File No: 0-30013

Dear Ms. Thompson:
        _________________________________________________________________________
Pursuant to your letter dated May 21, 2009 and our responses dated July 27, 2009, and July 31, 2009, please find the following update to the comment #6 which we had promised to revert.

Notes to Financial Statements, page F·10

Note 14. Convertible Promissory Note Payable, page F-23

6.
Subsequent to our response dated July 31, 2009, we have identified and engaged an independent consultant, MIS Berenfeld Spritzer Shechter & Sheer LLP of 41, East Las Olas Blvd., Suite 1090, Fort Lauderdale, FL 33301 (“Berenfeld”), to determine whether the accounting treatments we have been using for all the convertible loan notes were appropriate and in compliance with the US GMP. We are in the final stage of discussion with Berenfeld and our current auditor, MIS ZYCPA Company Limited of 9th Floor, Chinachem Hollywood Centre, 1-13 Hollywood Road, Central, Hong Kong, on the said matter and due to the distances between the parties, we would require further time of about three weeks for our final response to this SEC staff comment #6. We would like to thank you in anticipation of your indulgence.

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

THOMAS CL WONG
Thomas CL Wong
Chief Financial Officer